EXHIBIT 99.1

O2Micro to Announce Second Quarter 2020 Results

GEORGE TOWN, Grand Cayman, July 10, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited, (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the Second Quarter ending June 30th, 2020, on Friday, July 31, 2020.

The press release will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Conference Code:  9715102
Participants, Int'l Toll: +1 334-777-6978
Participants, US/CAN:  800-367-2403

The Call-in Audio Replay will be available following the call from July 31st 12:00PM Eastern Time (US & Canada) through August 12th 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkllUlY5eHpuVjRaVTR0KzYzNXJXVDRMNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRqTXFMbHkxb3A0T0Y5b3BFOWNIOFJnPT0=

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, Battery Management and Power Management.
The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com